SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2009
(Commission File Number: 001-10579)

TELEFÓNICA CHILE S.A.
(Exact name of Registrant as specified in its Charter)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___    Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______   No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______   No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______     No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES DEREGISTRATION UNDER THE U.S. SECURITIES LAWS

Santiago, Chile – August 17, 2009 - Telefónica Chile S.A. (“Telefónica Chile”) announces that as of today it has filed a Form 15F with the U.S. Securities and Exchange Commission to terminate the registration of its Series A Common Stock under section 12(g) under the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”). Today’s filing will immediately suspend Telefónica Chile’s U.S. reporting obligations and is expected to terminate Telefónica Chile’s U.S. reporting obligations and its registration under section 12(g) under the Exchange Act in ninety days. Telefónica Chile’s Series A Common Stock continue to be listed on the Chilean Stock Exchanges.

The Form 15F filing is available at http://www.sec.gov and http://www.telefonicachile.cl and may be obtained free of charge at the registered office of Telefónica Chile located at Avenida Providencia 111, Santiago, Chile.

For additional information, please contact:

Verónica Gaete - María José Rodríguez
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
veronica.gaete@Telefonica.com
mariajose.rodriguez@Telefonica.com

Telefónica Chile S.A. is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Telefónica Chile S.A.’s expectations for its performance for the year. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Telefónica Chile S.A. and its subsidiaries.  Certain factors which could cause the actual results of Telefónica Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Telefónica Chile S.A.’s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

TELEFÓNICA CHILE S.A.

By:	/s/ Isabel Margarita Bravo
Name: Isabel Margarita Bravo Title: Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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